UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 NYMAGIC, INC.
                                 -------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         -----------------------------
                         (Title of Class of Securities)

                                  629484 10 6
                                  -----------
                                 (CUSIP Number)

                                Howard S. Tuthill
                             c/o Cummings & Lockwood
                        Four Stamford Plaza, P.O. Box 120
                           Stamford, Connecticut 06904
                                 (203) 327-1700
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 16, 1998
                                  -------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]




                                                               Page 1 of 6 Pages

--------------------------------------------------------------------------------
CUSIP NO. 629484 10 6                                          Page 2 of 6 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Louise B. Tollefson Florida Intangible Tax Trust u/a 12/23/97

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [_]
               (b) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
               OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF  LEGAL PROCEEDINGS IS  REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)      [_]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Florida

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   0
       NUMBER OF
         SHARES           -------- ---------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   0
          EACH
       REPORTING          -------- ---------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     0

                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12       CHECK BOX IF  THE  AGGREGATE  AMOUNT IN  ROW  (11) EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)        [_]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
              OO
------------ -------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 629484 10 6                                          Page 3 of 6 Pages

------------ -------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Howard S. Tuthill

------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a) [_]
               (b) [_]
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS (See Instructions)
             OO

------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                    [_]

------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER
                                   0
       NUMBER OF
         SHARES           -------- ---------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                   0
          EACH
       REPORTING          -------- ---------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                     0

                          -------- ---------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   0

------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             0

------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                   [_]

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0%

------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)
             IN
------------ -------------------------------------------------------------------

                                                               Page 4 of 6 Pages

                                  INTRODUCTION

         This Amendment No. 1 to Schedule 13D is being filed in order to report the transfer of an aggregate of 1,814,611 shares of common stock, $1.00 par value (the "Common Stock"), of NYMAGIC, Inc., a New York corporation (the "Issuer"), from the Louise B. Tollefson Florida Intangible Tax Trust u/a 12/23/97 (the "FIT Trust") to the Louise B. Tollefson Revocable Trust dated 12/23/97 (the "Revocable Trust"). Louise B. Tollefson ("Tollefson") is a beneficiary of the FIT Trust and is both the sole Trustee and a beneficiary of the Revocable Trust. The sole Trustee of the FIT Trust is Howard S. Tuthill ("Tuthill").

ITEM 1.  SECURITY AND ISSUER.

         There has been no change to this Item.

ITEM 2.  IDENTITY AND BACKGROUND.

         There has been no change to this Item.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transactions which require the filing of this Amendment were transfers which were effected without consideration. On June 16, 1998 and June 19, 1998, the FIT Trust effected transfers of an aggregate of 1,814,611 shares of Common Stock to the Revocable Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transfers of 1,814,611 shares of Common Stock from the FIT Trust to the Revocable Trust was to implement certain aspects of Tollefson's estate and tax planning.

         Neither the FIT Trust nor Tuthill has any plans or proposals which would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

                                                               Page 5 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Set forth in the table below are the number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person named in Item 2 as of the date hereof:


                       Number of Shares          Number of Shares
                       Beneficially Owned With   Beneficially Owned With   Aggregate Number
                       Sole Voting and           Shared Voting and         of Shares              Percentage of Shares
Name                   Dispositive Power         Dispositive Power         Beneficially Owned      Beneficially Owned
----                   -----------------------   -----------------------   ------------------     --------------------

Louise B. Tollefson
Florida Intangible
Tax Trust u/a
12/23/97                          0                         0                       0                      0%

Howard S. Tuthill                 0                         0                       0                      0%



         (c) On June 16, 1998, 1,788,806 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust. On June 19, 1998, 25,805 shares of Common Stock were transferred from the FIT Trust to the Revocable Trust. No consideration was given or received for these transfers.

         (d) None.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Trust Agreement, dated December 23, 1997, executed in connection with the establishment of the FIT Trust (the "Trust Agreement"), Tuthill was obligated to distribute the assets held by the FIT Trust to the acting Trustee of the Revocable Trust.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There has been no change to this Item.

                                                               Page 6 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: July 16, 1998

                                          /s/ Howard S. Tuthill
                                        --------------------------------
                                               Howard S. Tuthill



                                        LOUISE B. TOLLEFSON FLORIDA
                                        INTANGIBLE TAX TRUST U/A 12/23/97


                                        By: /s/ Howard S. Tuthill
                                            ----------------------------
                                                Howard S. Tuthill
                                                Trustee